Exhibit 99.1

Mountain Province Diamonds Reports On Gahcho Kue Exploration Program

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, July 12, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today provides an update on the exploration program currently under way in the immediate vicinity of the Gahcho Kue mine. As outlined in the Company's news release of April 10, 2018, the current program is focused on three objectives; drill test potential extensions to the Hearne pipe, particularly between the north and south lobes, drill test the corridor between 5034 and Tuzo, particularly around the North Pipe kimberlite which is open in all directions for expansion, and drill test a ground gravity anomaly, referred to as the Curie target, between Tesla and Tuzo identified in the immediately preceding exploration program.

Figure 1: Location of the 5034, Hearne, Tuzo, Tesla and North Pipe kimberlite bodies. (CNW Group/Mountain Province Diamonds Inc.)

Drilling completed at Hearne under the present program has confirmed that the north and south lobes of the body are connected by a kimberlite breccia. The kimberlite breccia is present at 40 metres depth vertically from the surface and extends vertically to at least as deep as 220 metres from surface. A summary of the results from the drill program is provided below:

Drill Hole	Azimuth	Inclination	Intercept[1] (m)			Intercept True
			From	To	Length	Thickness[2] (m)	End of Hole (m)

MPV-18-458C	273	-51	231.34	284.65	53.31	40.90	320
MPV-18-459C	228	-54	-	-	-	-	380
MPV-18-461C	293	-53	-	-	-	-	284
MPV-18-462C	250	-50	54.00	102.78	48.78	27.30	134
MPV-18-464C	297	-53	-	-	-	-	413
MPV-18-466C	280	-50	-	-	-	-	416

[1]The intercept for MPV-18-458C is composed 96% of kimberlite granite breccia with 4% internal granitic dilution. The intercept for MPV-18-462C is composed 98% of kimberlite granite breccia with 2% internal granitic dilution. Kimberlite granite breccia is defined as having greater than 50% kimberlite present. [2]Defined as the horizontal distance between drillhole contacts based on Hearne as a linear shape striking at an average azimuth of 353[o] and with vertical contacts.

Drill testing of the corridor between 5034 and Tuzo is currently ongoing. The initial focus has been the zone between the 5034 pipe and the North pipe, and the zone extending immediately northeast of the North pipe. Drilling has so far confirmed kimberlitic material between the north lobe of 5034 and the North Pipe, as well as in the corridor extending northeast of the North Pipe towards Tuzo.

Drilling at the Curie target has identified a kimberlite body that is likely a blowout of the Dunn kimberlite sheet, located in an area of the northwest wall of the planned Tuzo pit towards the Tesla pipe. The vertical extent of the body remains untested under the current program.

The current drill program is nearing completion, and summarized results regarding both the 5034-Tuzo corridor and the Curie target will be issued once field logging and analysis has been completed.

Said Stuart Brown, the Company's President and Chief Executive Officer, "We are encouraged by the success of this near-mine exploration program. The continued discovery of further kimberlite emplacement beyond the existing resource base is a positive development towards our goal of extending the defined mine life at Gahcho Kue."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories. Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., technical advisor to Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Figure 2: Plan view of drilling completed at Hearne. Kimberlite granite breccia intercepts are highlighted in orange. (CNW Group/Mountain Province Diamonds Inc.)

Figure 3: Cross section of drilling completed at Hearne, oriented on A-A' line as indicated in Figure 2. Pierce points of kimberlite granite breccia intercepts are highlighted in red. (CNW Group/Mountain Province Diamonds Inc.)

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 04:00e 12-JUL-18